UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez

	Name:	Ana Graciela de Méndez
	Title:	CFO

BLADEX ANNOUNCES PROFIT FOR THE THIRD QUARTER OF $15.4 MILLION, OR $0.39 PER SHARE, PRESERVING
ITS SOUND CREDIT QUALITY AND RESUMING PORTFOLIO GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, October 27, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q20”) and nine months (“9M20”) ended September 30, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M20	9M19	3Q20	2Q20	3Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$70.1	$82.6	$22.6	$21.7	$26.7
Fees and commissions, net	$7.6	$10.3	$2.6	$1.9	$2.8
(Loss) gain on financial instruments, net	$(4.7)	$0.7	$(0.4)	$(3.9)	$(0.2)
Total revenues	$73.8	$95.2	$25.2	$19.9	$29.5
Reversal (provision) for credit losses	$1.2	$(2.4)	$(1.5)	$2.6	$(0.6)
Operating expenses	$(27.2)	$(29.4)	$(8.3)	$(8.3)	$(9.0)
Profit for the period	$47.9	$64.0	$15.4	$14.1	$20.4
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.21	$1.62	$0.39	$0.36	$0.52
Return on Average Equity (“ROAE”) (2)	6.2%	8.5%	6.0%	5.5%	8.0%
Return on Average Assets (“ROAA”)	0.96%	1.36%	0.95%	0.83%	1.34%
Net Interest Margin ("NIM") (3)	1.43%	1.77%	1.42%	1.28%	1.77%
Net Interest Spread ("NIS") (4)	1.12%	1.19%	1.19%	1.01%	1.19%
Efficiency Ratio (5)	36.8%	30.9%	33.1%	41.5%	30.4%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,320	$6,302	$5,320	$5,011	$6,302
Commercial Portfolio (7)	$5,087	$6,217	$5,087	$4,915	$6,217
Investment Portfolio	$234	$85	$234	$96	$85
Total assets	$6,311	$6,681	$6,311	$6,627	$6,681
Total equity	$1,026	$1,009	$1,026	$1,022	$1,009
Market capitalization (8)	$482	$790	$482	$456	$790
Tier 1 Basel III Capital Ratio (9)	26.5%	21.1%	26.5%	24.8%	21.1%
Total assets / Total equity (times)	6.2	6.6	6.2	6.5	6.6
Liquid Assets / Total Assets (10)	23.2%	14.4%	23.2%	29.6%	14.4%
Credit-impaired loans to Loan Portfolio (11)	0.00%	1.11%	0.00%	0.00%	1.11%
Total allowance for losses to Credit Portfolio (12)	0.84%	1.66%	0.84%	0.95%	1.66%
Total allowance for losses to credit-impaired loans (times) (12)	n.m.	1.7	n.m.	n.m.	1.7

"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s unique business model has unceasingly proven to be a key advantage in the current context, allowing it to maintain a sound asset quality and to swiftly re-balance its credit risk towards defensive sectors. The Bank resumed portfolio growth during the quarter and reports sustainable results and a solid financial position, denoted by the $15.4 million Profit for the 3Q20 (+9% QoQ), with a capitalization of 26.5% Tier 1 Basel III Capital Ratio.

•	The Bank continued to collect almost all scheduled credit maturities (close to 100% during the 3Q20 and since the onset of Covid-19), evidencing the high quality of the Bank’s borrower base and short-term nature of its business.

•	3Q20 loan origination more than doubled from the previous quarter (+120% QoQ), still under strict credit underwriting standards, resulting in a 3% Commercial Portfolio growth, reaching $5.1 billion as of September 30, 2020, at wider credit spreads (+14 bps over Libor vs the prior quarter), although the size of the Commercial Portfolio is still below pre-Covid levels (-18% YoY). Considering the increase in its investment securities portfolio, the Bank’s total Credit Portfolio increased 6% QoQ.

•	Bladex’s portfolio remained well-diversified and focused on high quality exposures, with 59% in investment grade countries, 53% with financial institutions and 14% with sovereign and state-owned corporations. The Bank continued downsizing exposure to higher risk sectors, such as the airline industry, which has been decreased by $99 million or 67% since March 31, 2020, now representing less than 1% of total portfolio.

•	In line with Bladex’s strategy to maintain a solid and diversified funding base to support Commercial Portfolio growth, the Bank successfully placed a 144A/RegS bond in the U.S. and international capital markets, coupled with other medium-term bilateral, syndicated and capital market transactions, while its deposit base continued to grow. In turn, the Bank has gradually reduced its liquidity position, mostly consisting of cash and due from banks, which stood at $1.5 billion (23% of Total Assets) at the end of 3Q20, a still robust level given the prevailing market uncertainty and deep economic impact of Covid-19.

•	Net Interest Income (“NII”) and Margin (“NIM”) experienced a positive quarterly trend (+4% and +14 bps QoQ, respectively), on the widening rate differential between loans and liabilities, but still below pre-Covid levels (-15% YoY and -35 bps YoY, respectively), mostly pressured by higher average cash position levels (27% of average assets) and decreased average loan balances (by design).

•	Fees and commission income totaled $2.6 million for 3Q20, up 35% QoQ, mainly driven by higher fees from the letters of credit business (+28% QoQ) which is now performing at pre-Covid levels.

•	Credit provision charges totaled $1.5 million in 3Q20, mainly on higher Credit Portfolio balances and the continuous assessment of the impact of certain country risk deteriorations on the Bank’s exposure. Asset quality remained sound with no new credit impaired transactions during the quarter, resulting in zero non-performing loans as of September 30, 2020. As of the same date, the Bank’s total allowance for credit losses represented a coverage ratio of 84 bps the total Credit Portfolio.

•	Efficiency Ratio improved to 33% in 3Q20, due to higher total revenues (+27% QoQ) with stable operating expenses (+1% QoQ). YTD Operating expenses are still down $2.3 million, or 8%, YoY on lower personnel expenses, mostly due to a reduced performance-based variable compensation provision.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Our third quarter results are, once again, a good reflection of our conservative approach and the resilience of our business model. The strong credit quality of Bladex’s commercial portfolio, coupled with its short-term nature, resulted in the timely collection of almost 100% of all loans at maturity. Having said that, we remain prudently cautious in the face of the great deal of uncertainty that still lies ahead in the months to come.

Bladex resumed portfolio growth and, by working closely with its clients, the Bank was able to disburse over $2.2 billion, more than twice the volume disbursed in the previous quarter. This resulted in a $172 million growth, equivalent to a 3% increase of its commercial portfolio to $5.1 billion, while maintaining sound asset quality and portfolio diversification.

On the liability side, the Bank’s deposit base increased by $169 million, or 6% quarter-on-quarter, with a relevant participation from our Class A shareholders, that represented 51% of total deposits by the end of September. During this last quarter, Bladex also successfully placed a new global syndication and its third issuance in the 144A/RegS market for USD $400 million, which was four times oversubscribed. At the same time, the Bank gradually reduced its liquidity position, mostly consisting of cash and due from banks, which stood at $1.5 billion at the end of 3Q20, a still robust level given the prevailing market uncertainty and deep economic impact of Covid-19.

With a gradual but positive trend in its levels of profitability, a strong capitalization, a resilient asset portfolio, robust levels of liquidity and a solid funding base, the Bank enjoys a strong financial position to face a challenging credit cycle in the Region. I am very proud of the way our team has come together to navigate the storm so far. There is no doubt that opportunities will keep arising as the economies re-open throughout the Region and Bladex will continue to support its clients during this uncertain time.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) impairment on non-financial assets; and (vii) direct and allocated operating expenses.

During 3Q20, the Bank continued to collect almost all scheduled credit maturities (close to 100% during the 3Q20 and since the onset of Covid-19), on account of the high quality of its borrower base and the short-term nature of its Commercial Portfolio. Meanwhile, 3Q20 loan origination more than doubled from the previous quarter (+120% QoQ), still under tighter credit underwriting standards, and resulted in a 3% Commercial Portfolio growth, reaching $5.1 billion as of September 30, 2020, at wider credit spreads (+14 bps over Libor vs the prior quarter), while the size of the Commercial Portfolio still trails behind pre-Covid levels (-18% YoY). On an average basis, Commercial Portfolio balances were $5.0 billion for the 3Q20 (-5% QoQ; -16% YoY) and $5.5 billion for the first 9M20 (-9% YoY).

As of September 30, 2020, 73% of the Commercial Portfolio was scheduled to mature within a year, and 55% of its short-term origination represented trade finance transactions, compared to 71% and 52%, respectively, a quarter ago, and 76% and 53%, respectively, a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

As of September 30, 2020, 59% of the portfolio remained geographically distributed in investment grade countries, up 1 pt. from the previous quarter and 7 pts. from a year ago, as the Bank weighted its portfolio towards lower-risk countries, taking advantage of good risk/return opportunities. On a country-risk basis, Brazil represented the largest country-risk exposure at 17% of the total Commercial Portfolio, of which 84% were with financial institutions. Other relevant country-risk exposures were to investment grade countries such as Colombia at 14%, Mexico at 12%, Chile at 10%, and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9% of the total portfolio. The Bank also continued adjusting its exposure in higher-risk countries such as Argentina and Ecuador, now each representing 3% of total Commercial Portfolio, both down 19% and 9% from a quarter ago, and down 44% and 58% from a year ago, respectively.

The Commercial Portfolio by industries remained well-diversified and focused on high quality borrowers, as the Bank’s traditional client base of financial institutions represented 53% of the total Commercial Portfolio, while sovereign and state-owned corporations represented 14% of the total portfolio at the end of 3Q20, and the remainder with top tier corporates across the Region. Across corporate sectors, all industries except for Electric Power at 6% of the portfolio, represented 5% or less of the total Commercial Portfolio at the end of 3Q20. In addition, the Bank continued reducing exposure to higher risk sectors, such as the airline industry, which has been decreased by $99 million or 67% since March 31, 2020, now representing less than 1% of total portfolio.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	9M20	9M19	YoY (%)	3Q20	2Q20	3Q19	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$66.9	$82.3	-19%	$21.2	$20.9	$26.9	1%	-21%
Other income (expense)	5.5	11.5	-52%	2.9	(0.8)	3.4	471%	-14%
Total revenues	72.4	93.8	-23%	24.1	20.1	30.3	20%	-20%
Reversal (provision) for credit losses	1.4	(2.7)	151%	(1.4)	2.7	(0.9)	-153%	-53%
Reversal (impairment) on non-financial assets	0.0	0.5	-100%	0.1	(0.1)	0.5	200%	-72%
Operating expenses	(20.1)	(22.5)	10%	(6.5)	(6.3)	(7.0)	-4%	7%
Profit for the segment	$53.6	$69.2	-22%	$16.3	$16.4	$22.9	-1%	-29%

The Commercial Business Segment’s result was $16.3 million for the 3Q20 (-1% QoQ; -29% YoY) and $53.6 million for the first 9M20 (-22% YoY). Profit for the segment remained quarterly stable, as the 20% QoQ increase in total revenues, mainly from higher fees from the Bank’s letters of credit business (+28% QoQ), was offset by the credit provision variation for losses ($1.4 million provision vs. $2.7 million reversal in 2Q20). The YoY Profit decrease was mainly attributable to lower core income generation from Net Interest Income and commission income, as the Bank prudently decided to reduce loan balances and maintain higher liquidity levels given the prevailing market uncertainty and deep economic impact of Covid-19.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-‘, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

Liquidity balances totaled $1,465 million at the end of 3Q20, down from $1,959 million at the end of 2Q20, as the Bank gradually reduced its liquidity position and resumed portfolio growth, and up from $963 million at the end of 3Q19, still maintaining a robust level given the prevailing market uncertainty and deep economic impact of Covid-19. Deposits placed with the Federal Reserve Bank of New York represented 82% of total liquidity balances at the end of 3Q20. As of the end of 3Q20, 2Q20, and 3Q19, liquidity balances to total assets represented 23%, 30% and 14%, respectively, while the liquidity balances to total deposits ratio was 48%, 68% and 34%, respectively.

The Investment Portfolio balances amounted to $234 million as of September 30, 2020, of which $107 million were corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee; up from $96 million as of June 30, 2020, and $85 million as of September 30, 2019. The Investment Portfolio mostly consisted of readily-quoted Latin American and Multilateral securities, out of which 54% represented sovereign or state-owned risk at the end of the 3Q20, compared to 80% a quarter ago and 71% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances increased to $3.1 billion at the end of 3Q20, up 6% QoQ and 7% YoY compared to $2.9 billion a quarter and year ago. The continued growth in the Bank’s deposit base denotes the growth of its new Yankee CD program which complements the short-term funding structure, and the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 51% of total deposits at the end of 3Q20, compared to 53% and 62% of total deposits a quarter and year ago, respectively. As of September 30, 2020, total deposits represented 60% of total funding sources, up from 52% a quarter and year ago, respectively. Consequently, short- and medium-term borrowings and debt totaled $2.1 billion at the end of 3Q20 (-21% QoQ and YoY). Weighted average funding costs improved to 1.26% in 3Q20 (-31 bps QoQ; -183 bps YoY), and 1.75% in the first 9M20 (-149 bps YoY), on a higher average deposit base and in line with the Bank’s strategy to maintain a solid and diversified funding base to support Commercial Portfolio growth.

(US$ million)	9M20	9M19	YoY (%)	3Q20	2Q20	3Q19	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$3.2	$0.3	946%	$1.4	$0.8	($0.3)	75%	606%
Other income (expense)	(1.8)	1.1	-262%	(0.3)	(1.0)	(0.5)	66%	36%
Total revenues	1.5	1.4	5%	1.1	(0.2)	(0.8)	573%	229%
(Provision) reversal for credit losses	(0.2)	0.3	-165%	(0.1)	(0.1)	0.3	-16%	-135%
Operating expenses	(7.0)	(6.9)	-1%	(1.8)	(2.0)	(2.0)	8%	7%
Loss for the segment	$(5.8)	$(5.2)	-10%	$(0.9)	$(2.3)	$(2.5)	62%	64%

The Treasury Business Segment’s results were a $0.9 million loss for the 3Q20 and a $5.8 million loss for the first 9M20. The quarterly improvements were mainly associated to an increase in NII on improved liquidity performance, an increased bond portfolio, and decreased funding costs. On a year-to-date basis, loss for the segment increased 10% YoY mainly on provisions for credit losses during the period, while total revenues increased 5% YoY, as higher NII offset the losses in other financial instruments related to the Bank’s results on its hedging positions and investment securities.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M20	9M19	YoY (%)	3Q20	2Q20	3Q19	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$143.2	$209.6	-32%	$39.7	$44.5	$65.5	-11%	-39%
Interest expense	(73.1)	(127.0)	42%	(17.1)	(22.8)	(38.9)	25%	56%
Net Interest Income ("NII")	$70.1	$82.6	-15%	$22.6	$21.7	$26.7	4%	-15%

Net Interest Margin ("NIM")	1.43%	1.77%	-19%	1.42%	1.28%	1.77%	11%	-20%

NII and NIM were $22.6 million and 1.42% for the 3Q20, and $70.1 million and 1.43% for the first 9M20, respectively. The QoQ increase was mainly related to widening rate differential between loans and liabilities. On a YoY comparison, NII and NIM were still pressured by higher average cash position levels (27% and 23% of average interest-earning assets in 3Q20 and 9M20, respectively) and lower average loan balances, as the Bank prudently decided since the onset of Covid-19 to reduce loan balances and maintained increased liquidity levels.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	9M20	9M19	YoY (%)	3Q20	2Q20	3Q19	QoQ (%)	YoY (%)
Letters of credit fees	6.5	7.0	-7%	2.3	1.8	2.3	28%	-2%
Loan syndication fees	0.5	2.9	-82%	0.1	0.1	0.5	14%	-87%
Other commissions, net	0.6	0.4	52%	0.2	0.0	0.0	411%	622%
Fees and Commissions, net	$7.6	$10.3	-26%	$2.6	$1.9	$2.8	35%	-7%

Fees and Commissions income totaled $2.6 million for 3Q20 and $7.6 million for the first 9M20. The 35% QoQ increase was mainly driven by higher fees from the Bank’s letters of credit business (+28% QoQ), performing at pre-Covid levels. The YoY reduction in fees and commissions were mostly related to a general slowdown in the loan structuring and syndication business which has started to pick up in recent months.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOSSES

(US$ million, except percentages)	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19
Allowance for loan losses
Balance at beginning of the period	$45.4	$99.9	$99.3	$101.4	$103.3
Provisions (reversals)	1.5	(2.4)	0.5	(2.1)	0.5
Write-offs, net of recoveries	(4.4)	(52.1)	0.1	0.0	(2.4)
End of period balance	$42.5	$45.4	$99.9	$99.3	$101.4

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.1	$2.4	$3.0	$2.7	$2.6
Provisions (reversals)	(0.1)	(0.3)	(0.6)	0.4	0.1
End of period balance	$2.1	$2.1	$2.4	$3.0	$2.7

Allowance for Investment Portfolio losses
Balance at beginning of the period	$0.2	$0.1	$0.1	$0.3	$0.3
Provisions (reversals)	0.1	0.1	(0.0)	(0.2)	(0.0)
End of period balance	$0.3	$0.2	$0.1	$0.1	$0.3

Total allowance for losses	$44.9	$47.8	$102.5	$102.5	$104.4

Total allowance for losses to Credit Portfolio	0.84%	0.95%	1.73%	1.56%	1.66%
Credit-impaired loans to Loan Portfolio	0.00%	0.00%	1.16%	1.05%	1.11%
Total allowance for losses to credit-impaired loans (times)	n.m.	n.m.	1.7	1.7	1.7

"n.m." means not meaningful.

The total allowance for credit losses decreased to $44.9 million, representing a coverage ratio to the Credit Portfolio of 84 bps as of September 30, 2020, compared to $47.8 million, or 95 bps, a quarter ago and compared to $104.4 million, or 166 bps, a year ago. The quarterly decrease was mostly related to the Bank’s sale of a Stage 2 watchlist loan, which resulted in a $4.4 million write-off against previously constituted reserves in Stage 2, coupled with the Bank’s improved mix of its Credit Portfolio exposure by Stages.

Asset quality remained sound with no new credit impaired transactions during the quarter, resulting in zero non-performing loans as of September 30, 2020, the same level from the previous quarter, and compared to $61.8 million, or 1.11% of non-performing loans to total Loan Portfolio balances from a year ago.

OPERATING EXPENSES

	9M20	9M19	YoY (%)	3Q20	2Q20	3Q19	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	15.8	17.8	-11%	4.6	4.2	5.7	11%	-18%
Depreciation of equipment and leasehold improvements	2.7	2.1	28%	1.1	0.9	0.7	31%	54%
Amortization of intangible assets	0.6	0.5	9%	0.2	0.2	0.2	-1%	16%
Other expenses	8.1	9.0	-10%	2.4	3.1	2.4	-21%	-1%
Total Operating Expenses	$27.2	$29.4	-8%	$8.3	$8.3	$9.0	1%	-7%
Efficiency Ratio	36.8%	30.9%		33.1%	41.5%	30.4%

The Bank’s 3Q20 and 9M20 operating expenses totaled $8.3 million (+1% QoQ; -7% YoY) and $27.2 million (-8% YoY), respectively. The YoY expense reduction was primarily related to lower personnel expenses, mostly due to a lower performance-based variable compensation provision.

3Q20 and 9M20 Efficiency Ratio stood at 33% and 37%, respectively. The quarterly improvement compared to 42% in the 2Q20 was driven by higher total revenues (+27% QoQ) with stable operating expenses (+1% QoQ). The YoY increases in Efficiency Ratios were attributed to lower income generation in the current context, partially offset by the Bank’s reductions in operating expenses.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-20	30-Jun-20	30-Sep-19	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,026	$1,022	$1,009	0%	2%
Risk-Weighted Assets Basel III (9)	$3,878	$4,114	$4,780	-6%	-19%
Tier 1 Basel III Capital Ratio (9)	26.5%	24.8%	21.1%	6%	25%
Total equity	$1,026	$1,022	$1,009	0%	2%
Total equity to total assets	16.3%	15.4%	15.1%	5%	8%
Accumulated other comprehensive income (loss) ("OCI")	$(6)	$(4)	$(2)	-57%	-230%
Total assets / Total equity (times)	6.2	6.5	6.6	-5%	-7%
Shares outstanding (in thousand)	39,672	39,672	39,602	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.7 million common shares outstanding as of September 30, 2020. At the same date, the Bank’s ratio of total assets to total equity stood at 6.2 times, and the Bank’s Tier 1 Basel III Capital Ratio strengthened to 26.5%, resulting from lower risk-weighted assets on a better mix of the Bank’s portfolio risk profile, while the equity base remained stable at over $1 billion.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the third quarter 2020. The cash dividend will be paid on November 25, 2020, to shareholders registered as of November 9, 2020.
▪	Bond issuance in the international capital market: On September 9, 2020, Bladex announced the successful issuance of its third bond in the 144A/Reg S market for US$400 million. The five-year term bonds pay a fixed rate coupon of 2.375%. This new bond, which was oversubscribed more than four times, attracted investors from the United States, Europe, Asia, and Latin America.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, October 27, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 89194804#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 23850585.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2020	June 30, 2020	September 30, 2019	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and due from banks	$1,401,669	$2,021,365	$981,484	($619,696)	(31)%	$420,185	43%

Securities and other financial assets, net	238,572	100,223	96,958	138,349	138	141,614	146

Loans	4,566,255	4,485,553	5,554,259	80,702	2	(988,004)	(18)
Interest receivable	30,339	32,401	40,031	(2,062)	(6)	(9,692)	(24)
Allowance for loan losses	(42,492)	(45,434)	(101,425)	2,942	6	58,933	58
Unearned interest and deferred fees	(7,176)	(8,167)	(13,715)	991	12	6,539	48
Loans, net	4,546,926	4,464,353	5,479,150	82,573	2	(932,224)	(17)

Customers' liabilities under acceptances	89,576	3,444	86,407	86,132	2,501	3,169	4
Derivative financial instruments - assets	6,943	8,615	3,730	(1,672)	(19)	3,213	86

Equipment and leasehold improvements, net	16,620	17,109	22,569	(489)	(3)	(5,949)	(26)
Intangibles, net	864	1,050	1,474	(186)	(18)	(610)	(41)
Investment properties	3,285	3,354	0	(69)	(2)	3,285	n.m.	(*)
Other assets	6,739	7,712	9,420	(973)	(13)	(2,681)	(28)

Total assets	$6,311,194	$6,627,225	$6,681,192	($316,031)	(5)%	($369,998)	(6)%

Liabilities

Demand deposits	$361,230	$281,685	$145,530	$79,545	28%	$215,700	148%
Time deposits	2,693,965	2,604,530	2,705,940	89,435	3	(11,975)	(0)
	3,055,195	2,886,215	2,851,470	168,980	6	203,725	7
Interest payable	3,431	3,119	6,813	312	10	(3,382)	(50)
Total deposits	3,058,626	2,889,334	2,858,283	169,292	6	200,343	7

Securities sold under repurchase agreements	10,663	10,403	56,065	260	2	(45,402)	(81)
Borrowings and debt, net	2,066,943	2,627,216	2,626,040	(560,273)	(21)	(559,097)	(21)
Interest payable	9,649	6,954	13,589	2,695	39	(3,940)	(29)

Customers' liabilities under acceptances	89,576	3,444	86,407	86,132	2,501	3,169	4
Derivative financial instruments - liabilities	33,315	52,193	13,398	(18,878)	(36)	19,917	149
Allowance for loan commitments and financial guarantee contract losses	2,088	2,139	2,675	(51)	(2)	(587)	(22)
Other liabilities	14,627	13,683	15,634	944	7	(1,007)	(6)

Total liabilities	$5,285,487	$5,605,366	$5,672,091	($319,879)	(6)%	($386,604)	(7)%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(57,866)	(57,866)	(59,669)	0	0	1,803	3
Additional paid-in capital in excess of value assigned of common stock	119,850	119,447	119,920	403	0	(70)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	458,265	452,739	439,385	5,526	1	18,880	4
Other comprehensive income (loss)	(5,751)	(3,670)	(1,744)	(2,081)	(57)	(4,007)	(230)

Total equity	$1,025,707	$1,021,859	$1,009,101	$3,848	0%	$16,606	2%

Total liabilities and equity	$6,311,194	$6,627,225	$6,681,192	($316,031)	(5)%	($369,998)	(6)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2020	June 30, 2020	September 30, 2019	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$39,694	$44,507	$65,514	($4,813)	(11)%	($25,820)	(39)%
Interest expense	(17,086)	(22,784)	(38,856)	5,698	25	21,770	56

Net Interest Income	22,608	21,723	26,658	885	4	(4,050)	(15)

Other income (expense):
Fees and commissions, net	2,611	1,940	2,815	671	35	(204)	(7)
Loss on financial instruments, net	(437)	(3,949)	(169)	3,512	89	(268)	(159)
Other income, net	407	191	217	216	113	190	88
Total other income, net	2,581	(1,818)	2,863	4,399	242	(282)	(10)

Total revenues	25,189	19,905	29,521	5,284	27	(4,332)	(15)

(Provision) reversal for credit losses	(1,543)	2,607	(612)	(4,150)	(159)	(931)	(152)
Reversal (impairment) on non-financial assets	140	(140)	500	280	200	(360)	(72)

Operating expenses:
Salaries and other employee expenses	(4,626)	(4,172)	(5,651)	(454)	(11)	1,025	18
Depreciation of equipment and leasehold improvements	(1,116)	(854)	(724)	(262)	(31)	(392)	(54)
Amortization of intangible assets	(185)	(186)	(160)	1	1	(25)	(16)
Other expenses	(2,415)	(3,054)	(2,434)	639	21	19	1
Total operating expenses	(8,342)	(8,266)	(8,969)	(76)	(1)	627	7

Profit for the period	$15,444	$14,106	$20,440	$1,338	9%	($4,996)	(24)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.39	$0.36	$0.52
Diluted earnings per share	$0.39	$0.36	$0.52
Book value (period average)	$25.85	$25.94	$25.52
Book value (period end)	$25.85	$25.76	$25.48

Weighted average basic shares	39,672	39,654	39,602
Weighted average diluted shares	39,672	39,654	39,602
Basic shares period end	39,672	39,672	39,602

PERFORMANCE RATIOS:
Return on average assets	0.95%	0.83%	1.34%
Return on average equity	6.0%	5.5%	8.0%
Net interest margin	1.42%	1.28%	1.77%
Net interest spread	1.19%	1.01%	1.19%
Efficiency Ratio	33.1%	41.5%	30.4%
Operating expenses to total average assets	0.52%	0.48%	0.59%

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2020	September 30, 2019	CHANGE	%
Net Interest Income:
Interest income	$143,190	$209,598	$(66,408)	(32)%
Interest expense	(73,059)	(126,989)	53,930	42

Net Interest Income	70,131	82,609	(12,478)	(15)

Other income (expense):
Fees and commissions, net	7,624	10,293	(2,669)	(26)
(Loss) gain on financial instruments, net	(4,744)	650	(5,394)	(830)
Other income, net	838	1,674	(836)	(50)
Total other income, net	3,718	12,617	(8,899)	(71)

Total revenues	73,849	95,226	(21,377)	(22)

Reversal (provision) for credit losses	1,153	(2,365)	3,518	149
Reversal on non-financial assets	0	500	(500)	(100)

Operating expenses:
Salaries and other employee expenses	(15,804)	(17,791)	1,987	11
Depreciation of equipment and leasehold improvements	(2,705)	(2,120)	(585)	(28)
Amortization of intangible assets	(562)	(515)	(47)	(9)
Other expenses	(8,079)	(8,978)	899	10
Total operating expenses	(27,150)	(29,404)	2,254	8

Profit for the period	$47,852	$63,957	$(16,105)	(25)%

PER COMMON SHARE DATA:
Basic earnings per share	$1.21	$1.62
Diluted earnings per share	$1.21	$1.62
Book value (period average)	$25.87	$25.40
Book value (period end)	$25.85	$25.48

Weighted average basic shares	39,645	39,566
Weighted average diluted shares	39,645	39,566
Basic shares period end	39,672	39,602

PERFORMANCE RATIOS:
Return on average assets	0.96%	1.36%
Return on average equity	6.2%	8.5%
Net interest margin	1.43%	1.77%
Net interest spread	1.12%	1.19%
Efficiency Ratio	36.8%	30.9%
Operating expenses to total average assets	0.55%	0.63%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2020			June 30, 2020			September 30, 2019
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$1,737,338	$897	0.20%	$1,945,739	$916	0.19%	$658,220	$3,757	2.23%
Securities at fair value through OCI	30,318	40	0.52	5,132	9	0.67	12,143	110	3.56
Securities at amortized cost (1)	104,762	871	3.25	73,953	668	3.58	73,351	653	3.48
Loans, net of unearned interest	4,472,974	37,886	3.31	4,798,823	42,914	3.54	5,247,195	60,994	4.55

TOTAL INTEREST EARNING ASSETS	$6,345,392	$39,694	2.45%	$6,823,647	$44,507	2.58%	$5,990,909	$65,514	4.28%

Allowance for expected credit losses on loans	(40,654)			(87,621)			(99,476)
Non interest earning assets	137,993			132,472			167,755

TOTAL ASSETS	$6,442,730			$6,868,498			$6,059,188

INTEREST BEARING LIABILITIES
Deposits	3,067,604	$4,400	0.56%	2,730,228	$5,691	0.82%	$2,692,159	$16,692	2.43%
Securities sold under repurchase agreement and short-term borrowings and debt	878,831	4,586	2.04	1,692,766	8,426	1.97	891,872	8,361	3.67
Long-term borrowings and debt, net (2)	1,350,266	8,100	2.35	1,304,760	8,667	2.63	1,338,207	13,803	4.04

TOTAL INTEREST BEARING LIABILITIES	$5,296,700	$17,086	1.26%	$5,727,754	$22,784	1.57%	$4,922,239	$38,856	3.09%

Non interest bearing liabilities and other liabilities	$120,370			$112,004			$126,214

TOTAL LIABILITIES	5,417,070			5,839,758			5,048,453

EQUITY	1,025,660			1,028,740			1,010,735

TOTAL LIABILITIES AND EQUITY	$6,442,730			$6,868,498			$6,059,188

NET INTEREST SPREAD			1.19%			1.01%			1.19%

NET INTEREST INCOME AND NET INTEREST MARGIN		$22,608	1.42%		$21,723	1.28%		$26,658	1.77%

(1) Gross of the allowance for losses relating to securities at amortized cost.

(2) Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2020			September 30, 2019
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$1,494,489	$4,272	0.38%	$737,277	$13,295	2.38%
Securities at fair value through OCI	13,573	71	0.69	16,079	515	4.22
Securities at amortized cost (1)	82,872	2,157	3.42	76,222	1,979	3.42
Loans, net of unearned interest	4,971,430	136,690	3.61	5,406,703	193,809	4.73

TOTAL INTEREST EARNING ASSETS	$6,562,365	$143,190	2.87%	$6,236,282	$209,598	4.43%

Allowance for expected credit losses on loans	(75,830)			(100,127)
Non interest earning assets	140,860			151,287

TOTAL ASSETS	$6,627,395			$6,287,442

INTEREST BEARING LIABILITIES
Deposits	$2,786,549	$21,553	1.02%	$2,724,034	$53,281	2.58%
Securities sold under repurchase agreement and short-term borrowings and debt	1,317,970	21,672	2.16	1,102,044	30,411	3.64
Long-term borrowings and debt, net (2)	1,382,571	29,834	2.84	1,337,621	43,297	4.27

TOTAL INTEREST BEARING LIABILITIES	$5,487,090	$73,059	1.75%	$5,163,699	$126,989	3.24%

Non interest bearing liabilities and other liabilities	$114,808			$118,927

TOTAL LIABILITIES	5,601,897			5,282,626

EQUITY	1,025,498			1,004,816

TOTAL LIABILITIES AND EQUITY	$6,627,395			$6,287,442

NET INTEREST SPREAD			1.12%			1.19%

NET INTEREST INCOME AND NET INTEREST MARGIN		$70,131	1.43%		$82,609	1.77%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/20	SEP 30/20	JUN 30/20	MAR 31/20	DEC 31/19	SEP 30/19	SEP 30/19
Net Interest Income:
Interest income	$143,190	$39,694	$44,507	$58,990	$64,084	$65,514	$209,598
Interest expense	(73,059)	(17,086)	(22,784)	(33,189)	(37,178)	(38,856)	(126,989)

Net Interest Income	70,131	22,608	21,723	25,801	26,906	26,658	82,609

Other income (expense):
Fees and commissions, net	7,624	2,611	1,940	3,073	5,354	2,815	10,293
(Loss) gain on financial instruments, net	(4,744)	(437)	(3,949)	(358)	(2,029)	(169)	650
Other income, net	838	407	191	240	1,200	217	1,674

Total other income, net	3,718	2,581	(1,818)	2,955	4,525	2,863	12,617

Total revenues	73,849	25,189	19,905	28,756	31,431	29,521	95,226

Reversal (provision) for credit losses	1,153	(1,543)	2,607	89	1,935	(612)	(2,365)
Reversal (impairment) on non-financial assets	0	140	(140)	0	0	500	500
Total operating expenses	(27,150)	(8,342)	(8,266)	(10,543)	(11,270)	(8,969)	(29,404)

Profit for the period	$47,852	$15,444	$14,106	$18,302	$22,096	$20,440	$63,957

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.21	$0.39	$0.36	$0.46	$0.56	$0.52	$1.62

PERFORMANCE RATIOS
Return on average assets	0.96%	0.95%	0.83%	1.12%	1.34%	1.34%	1.36%
Return on average equity	6.2%	6.0%	5.5%	7.2%	8.7%	8.0%	8.5%
Net interest margin	1.43%	1.42%	1.28%	1.59%	1.65%	1.77%	1.77%
Net interest spread	1.12%	1.19%	1.01%	1.17%	1.18%	1.19%	1.19%
Efficiency Ratio	36.8%	33.1%	41.5%	36.7%	35.9%	30.4%	30.9%
Operating expenses to total average assets	0.55%	0.52%	0.48%	0.65%	0.69%	0.59%	0.63%

  EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/20	SEP 30/19	SEP 30/20	JUN 30/20	SEP 30/19
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$66,887	$82,299	$21,201	$20,919	$26,936
Other income (expense)	5,488	11,526	2,929	(790)	3,407
Total revenues	72,375	93,825	24,130	20,129	30,343
Reversal (provision) for credit losses	1,356	(2,679)	(1,430)	2,704	(934)
Reversal (impairment) on non-financial assets	0	500	140	(140)	500
Operating expenses	(20,111)	(22,459)	(6,507)	(6,263)	(6,998)
Profit for the segment	$53,620	$69,187	$16,333	$16,430	$22,911

Segment assets	4,657,429	5,596,531	4,657,429	4,489,329	5,596,531

TREASURY BUSINESS SEGMENT:

Net interest income	$3,244	$310	$1,407	$804	($278)
Other income (expense)	(1,770)	1,091	(348)	(1,028)	(544)
Total revenues	1,474	1,401	1,059	(224)	(822)
(Provision) reversal for credit losses	(203)	314	(113)	(97)	322
Operating expenses	(7,039)	(6,945)	(1,835)	(2,003)	(1,971)
Loss for the segment	$(5,768)	$5,230)	$(889)	$(2,324)	(2,471)

Segment assets	1,647,046	1,075,342	1,647,046	2,130,220	1,075,342

TOTAL:

Net interest income	$70,131	$82,609	$22,608	$21,723	$26,658
Other income (expense)	3,718	12,617	2,581	(1,818)	2,863
Total revenues	73,849	95,226	25,189	19,905	29,521
Reversal (provision) for credit losses	1,153	(2,365)	(1,543)	2,607	(612)
Reversal (impairment) on non-financial assets	0	500	140	(140)	500
Operating expenses	(27,150)	(29,404)	(8,342)	(8,266)	(8,969)

Profit for the period	$47,852	$63,957	$15,444	$14,106	$20,440

Total segment assets	6,304,475	6,671,873	6,304,475	6,619,549	6,671,873
Unallocated assets	6,719	9,319	6,719	7,676	9,319
Total assets	6,311,194	6,681,192	6,311,194	6,627,225	6,681,192

  EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sept. 30, 2020		June 30, 2020		Sept. 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$146	3	$180	4	$263	4	($34)	($117)
BOLIVIA	8	0	8	0	5	0	0	3
BRAZIL	914	17	809	16	1,063	17	105	(149)
CHILE	510	10	479	10	661	10	31	(151)
COLOMBIA	732	14	805	16	844	13	(73)	(112)
COSTA RICA	178	3	221	4	317	5	(43)	(139)
DOMINICAN REPUBLIC	194	4	137	3	213	3	57	(19)
ECUADOR	174	3	191	4	416	7	(17)	(242)
EL SALVADOR	46	1	62	1	67	1	(16)	(21)
GUATEMALA	319	6	304	6	359	6	15	(40)
HONDURAS	62	1	108	2	113	2	(46)	(51)
JAMAICA	29	1	11	0	39	1	18	(10)
MEXICO	639	12	484	10	874	14	155	(235)
PANAMA	340	6	400	8	332	5	(60)	8
PARAGUAY	108	2	96	2	104	2	12	4
PERU	148	3	178	4	136	2	(30)	12
TRINIDAD & TOBAGO	177	3	179	4	190	3	(2)	(13)
URUGUAY	27	1	0	0	0	0	27	27
MULTILATERAL ORGANIZATIONS	57	1	0	0	0	0	57	57
OTHER NON-LATAM (1)	512	10	359	7	306	5	153	206

TOTAL CREDIT PORTFOLIO (2)	$5,320	100%	$5,011	100%	$6,302	100%	$309	($982)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(8)		(14)		1	7

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,313		$5,003		$6,288		$310	($975)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.

(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sept. 30, 2020		June 30, 2020		Sept. 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$146	3	$180	4	$263	4	$(34)	$(117)
BOLIVIA	8	0	8	0	5	0	0	3
BRAZIL	888	17	800	16	1,058	17	88	(170)
CHILE	504	10	474	10	656	11	30	(152)
COLOMBIA	703	14	776	16	829	13	(73)	(126)
COSTA RICA	178	3	221	4	317	5	(43)	(139)
DOMINICAN REPUBLIC	194	4	137	3	213	3	57	(19)
ECUADOR	174	3	191	4	416	7	(17)	(242)
EL SALVADOR	46	1	62	1	67	1	(16)	(21)
GUATEMALA	319	6	304	6	359	6	15	(40)
HONDURAS	62	1	108	2	113	2	(46)	(51)
JAMAICA	29	1	11	0	39	1	18	(10)
MEXICO	595	12	462	9	847	14	133	(252)
PANAMA	332	7	369	8	299	5	(37)	33
PARAGUAY	108	2	96	2	104	2	12	4
PERU	136	3	178	4	136	2	(42)	0
TRINIDAD & TOBAGO	177	3	179	4	190	3	(2)	(13)
URUGUAY	27	1	0	0	0	0	27	27
OTHER NON-LATAM (1)	461	9	359	7	306	5	102	155

TOTAL COMMERCIAL PORTFOLIO (2)	$5,087	100%	$4,915	100%	$6,217	100%	$172	$(1,130)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(8)		(14)		1	7

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,080		$4,907		$6,203		$173	$(1,123)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	Sept. 30, 2020		June 30, 2020		Sept. 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$26	11	$9	9	$5	5	$17	$21
CHILE	6	3	5	5	5	6	1	1
COLOMBIA	30	13	29	31	15	18	1	15
MEXICO	44	19	22	23	27	32	22	17
PANAMA	8	4	31	32	33	39	(23)	(25)
PERU	12	5	0	0	0	0	12	12
MULTILATERAL ORGANIZATIONS	57	24	0	0	0	0	57	57
OTHER NON-LATAM (1)	51	22	0	0	0	0	51	51

TOTAL INVESTMENT PORTOFOLIO (2)	$234	100%	$96	100%	$85	100%	$138	$149

(1)	Risk in highly rated countries outside the Region.
(2)	Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	9M20	9M19	3Q20	2Q20	3Q19	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$21	$193	$20	$1	$50	$(172)	$19	$(30)
BOLIVIA	5	5	5	0	5	0	5	0
BRAZIL	426	780	373	53	425	(354)	320	(52)
CHILE	198	896	116	82	358	(698)	34	(242)
COLOMBIA	143	995	94	49	315	(852)	45	(221)
COSTA RICA	66	320	60	6	112	(254)	54	(52)
DOMINICAN REPUBLIC	286	429	199	87	124	(143)	112	75
ECUADOR	77	595	51	26	190	(518)	25	(139)
EL SALVADOR	25	97	20	5	41	(72)	15	(21)
GUATEMALA	180	330	111	69	60	(150)	42	51
HONDURAS	45	132	0	45	52	(87)	(45)	(52)
JAMAICA	65	157	43	22	59	(92)	21	(16)
MEXICO	631	2,774	472	159	1,000	(2,143)	313	(528)
PANAMA	231	446	108	123	91	(215)	(15)	17
PARAGUAY	68	101	25	43	10	(33)	(18)	15
PERU	60	189	51	9	80	(129)	42	(29)
TRINIDAD & TOBAGO	5	126	0	5	0	(121)	(5)	0
URUGUAY	0	25	0	0	0	(25)	0	0
OTHER NON-LATAM (1)	255	153	167	88	82	102	79	85

TOTAL LOAN DISBURSED (2)	$2,787	$8,743	$1,915	$872	$3,054	$(5,956)	$1,043	$(1,139)

(1)	Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.